Exhibit 99.1

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,

India.

CIN : L85195TG1984PLC004507

Tel      :+91 40 4900 2900

Fax     :+91 40 4900 2999

Email :mail@drreddys.com

www.drreddys.com

January 15, 2021

Corporate Relationship Department	National Stock Exchange of India Ltd.
BSE Limited	“Exchange Plaza”
Dalal Street, Fort	Bandra-Kurla Complex, Bandra (East),
Mumbai – 400 001	Mumbai – 400 051
Fax Nos.: 022-22723121 / 22723719 /	Fax Nos.: 022-26598120/ 26598237/
22722037 / 22722039	26598238

Scrip Code: 500124	Scrip Code: DRREDDY-EQ

Dear Sirs,

Sub: Press Release

Please find enclosed a Press Release on “Dr. Reddy’s receives approval to conduct Phase 3 clinical trial for Sputnik V vaccine in India.”

This is for your information.

With regards,

/s/ Sandeep Poddar
Sandeep Poddar
Company Secretary

Encl: As above

CC:- New York Stock Exchange Inc.(Stock Code :RDY)

 NSE IFSC Ltd

CONTACT
DR. REDDY'S LABORATORIES LTD.	Investor relationS	Media relationS
8-2-337, Road No. 3, Banjara Hills, Hyderabad - 500034. Telangana, India.	AMIT AGARWAL amita@drreddys.com (Ph: +91-40-49002135)	APARNA TEKURI aparnatekuri@drreddys.com (Ph: +91-40- 49002446)

Dr. Reddy’s receives approval to conduct Phase 3 clinical trial for Sputnik V vaccine in India

Hyderabad, India, January 15, 2021	For Immediate Release

Hyderabad, India, January 15, 2021: Dr. Reddy’s Laboratories Ltd (BSE: 500124, NSE: DRREDDY, NYSE: RDY, NSEIFSC: DRREDDY) announced today that it has received approval from the Drugs Control General of India (DCGI) to conduct phase 3 clinical trial for the Sputnik V vaccine in India.

The phase 3 study of Sputnik V will be conducted on 1500 subjects as part of the randomized, double-blind, parallel-group, placebo-controlled study in India.

Earlier, the Data and Safety Monitoring Board (DSMB) reviewed the safety data from the phase 2 clinical trial of the vaccine and recommended the phase 3 recruitment. In its report, the DSMB concluded that no safety concerns were identified and the study met the primary endpoints of safety.

G V Prasad, Co-chairman and Managing Director, Dr. Reddy’s Laboratories said, “This is an important milestone in the progress of this pivotal clinical trial of the vaccine. We expect to commence the phase 3 study within this month and will continue to fast-track our efforts to bringing in a safe and efficacious vaccine for the Indian population”.

In September 2020, Dr. Reddy’s partnered with Russian Direct Investment Fund (RDIF) to conduct the clinical trials of the Sputnik V vaccine and for its distribution rights in India.

Sputnik V developed by the Gamaleya National Research Institute of Epidemiology and Microbiology was registered by the Ministry of Health of Russia and became the world’s first registered vaccine against COVID-19 based on the established human adenoviral vector platform. The vaccine’s efficacy is confirmed at 91.4% based on data analysis of the final control point of clinical trials in Russia. Currently, the vaccine’s clinical trials are underway in the UAE, Egypt, Venezuela and Belarus while it has been registered in Algeria, Argentina, Belarus, Bolivia and Serbia for inoculation.

About Dr. Reddy’s: Dr. Reddy’s Laboratories Ltd. (BSE: 500124, NSE: DRREDDY, NYSE: RDY, NSEIFSC: DRREDDY) is an integrated pharmaceutical company, committed to providing affordable and innovative medicines for healthier lives. Through its three businesses - Pharmaceutical Services & Active Ingredients, Global Generics and Proprietary Products – Dr. Reddy’s offers a portfolio of products and services including APIs, custom pharmaceutical services, generics, biosimilars and differentiated formulations. Our major therapeutic areas of focus are gastrointestinal, cardiovascular, diabetology, oncology, pain management and dermatology. Dr. Reddy’s operates in markets across the globe. Our major markets include – USA, India, Russia & CIS countries, and Europe. For more information, log on to: www.drreddys.com

Disclaimer: This press release may include statements of future expectations and other forward-looking statements that are based on the management’s current views and assumptions and involve known or unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. In addition to statements which are forward-looking by reason of context, the words "may", "will", "should", "expects", "plans", "intends", "anticipates", "believes", "estimates", "predicts", "potential", or "continue" and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those in such statements due to without limitation, (i) general economic conditions such as performance of financial markets, credit defaults , currency exchange rates, interest rates, persistency levels and frequency / severity of insured loss events, (ii) mortality and morbidity levels and trends, (iii) changing levels of competition and general competitive factors, (iv) changes in laws and regulations and in the policies of central banks and/or governments, (v) the impact of acquisitions or reorganization, including related integration issues, and (vi) the susceptibility of our industry and the markets addressed by our, and our customers’, products and services to economic downturns as a result of natural disasters, epidemics, pandemics or other widespread illness, including coronavirus (or COVID-19), and (vii) other risks and uncertainties identified in our public filings with the

Securities and Exchange Commission, including those listed under the "Risk Factors" and "Forward-Looking Statements" sections of our Annual Report on Form 20-F for the year ended March 31, 2020. The company assumes no obligation to update any information contained herein.”